Exhibit 99.23

The following transactions reflect transactions in Series H Preferred Stock of Morgan Stanley. All of these transactions were executed in the over-the-counter markets for cash.

Transactions Disclosed in Item 6
Table II – Series H Preferred Stock Acquired or Disposed of
Date	Number of Shares	Acquisition (A)/ Disposition (D)	Price(1)
10/19/2020	1,020,000	D	0.9613

1.	Each reported share of the Series H Preferred stock represents $1 of liquidation value of that security.